SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                          Westwood Holdings Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   961765 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 /   / Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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



1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Susan M. Byrne
--------------------------------------------------------------------------------

         2. Check the appropriate box if a member of a group (see instructions)

                  (a)____________________________________________
                  (b)____________________________________________


         3. SEC use only

         _______________________________________________________________________

         4. Citizenship or place of organization: USA

________________________________________________________________________________

Number of          5.       Sole voting power:         786,305
shares               -----------------------------------------------------------
beneficially
owned by           6.       Shared voting power: 0
each reporting        ----------------------------------------------------------
person with:
                   7.       Sole dispositive power: 786,305
                      ----------------------------------------------------------

                   8.       Shared dispositive power: 0


                   9. Aggregate amount beneficially owned by each reporting
                      person: 786,305

________________________________________________________________________________


                  10. Check box if the aggregate amount in Row (9) excludes
                      certain shares (see instructions). [ ]

________________________________________________________________________________

                  11. Percent of class represented by amount in Row (9):  14.6%

________________________________________________________________________________


                  12. Type of reporting person (see instructions): IN

________________________________________________________________________________




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ITEM 1.

          (a)  Name of Issuer: Westwood Holdings Group, Inc.

          (b) Address of Issuer's Principal Executive Offices: 300 Crescent Court, Suite 1300, Dallas, Texas 75201

ITEM 2.

          (a)  Name of Person Filing: Susan M. Byrne

          (b) Address of Principal Business Office or, if none, Residence: c/o Westwood Holdings Group, Inc., 300 Crescent Court, Suite 1300, Dallas, Texas 75201

          (c)  Citizenship: USA

          (d) Title of Class of Securities: Common Stock, par value $0.01 per share

          (e)  CUSIP Number: 961765 10 4


ITEM 3. If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:
         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).
         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).
         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).
         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C 80a-8).
         (e)      [ ]      An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E);
         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(1)(ii)(F);
         (g)      [ ]      A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G);
         (h)      [ ]      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


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

         (a) Amount beneficially owned: 786,305

         (b) Percent of class: 14.6%

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 786,305

                  (ii) Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        786,305

                  (iv) Shared power to dispose or to direct the disposition of:0

ITEM 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.  Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

Not applicable.




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



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 11, 2003
                                   Date

                                   /s/ Susan M. Byrne
                                   ---------------------------------------------
                                   Signature

                                   Susan M. Byrne, Chief Executive Officer
                                   Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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